Mail Stop 4561

May 5, 2006

Mr. Barry L. Edwards
Executive Vice President and Chief Financial Officer
SOURCECORP, Incorporated
3232 McKinney Ave.
Suite 1000
Dallas, Texas 75204

> **Re: SOURCECORP, Incorporated**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 000-27444**

Dear Mr. Edwards:

  We have reviewed your filing and have the following comment. We have limited our review of your filing to the issue we have addressed in our comment. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Note 17 – Commitments and Contingencies

Litigation

Various ROI Copy Charge Matters, page 74

1.   You disclose that you are currently a party to several suits related to ROI copy charge matters that are in various stages of development. You additionally disclose that one such suit was ruled upon in 2005, and that as a result of this ruling your company owes the plaintiffs about $600,000. For the remaining suits, please tell us whether you believe that unfavorable outcomes for your company are probable, possible, or remote as required by paragraphs 8-10 of SFAS 5. Furthermore, we note in your previous response dated September 8, 2004 that you believed the probable loss related to all such ROI Copy Charge matters was going to be less than $500,000. Since the resolution of only one of the suits actually resulted in a loss to the company greater than the total estimated $500,000, please tell us if you have adjusted your estimated probable loss and any associated accruals accordingly for the remaining suits.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief